Issuer Free Writing Prospectus

Dated December 18, 2020

Filed pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the preliminary prospectus dated December 18, 2020

Registration No. 333-251202

Chicken Soup for the Soul Entertainment Inc.

9.50% Notes Due 2025

Final Pricing Term Sheet

December 18, 2020

Issuer:	Chicken Soup for the Soul Entertainment Inc.
Title of the Securities:	9.50% Notes due 2025 (the “Notes”)
Private Rating*:	Egan-Jones Ratings Company: BBB
Initial Aggregate Principal Amount Being Offered:	$9,387,750
Gross Proceeds to the Company:	$9,200,000
Option to Purchase Additional Notes:	Up to an additional $1,408,150 aggregate principal amount of Notes within 30 days
Underwriting Discount:	$1.225 per Note; $460,000 total (assuming the over-allotment option is not exercised)
Net Proceeds to the Issuer, before Expenses:	$23.275 per Note; $8,739,995 total (assuming the over-allotment option is not exercised)
Initial Public Offering Price:	100% of aggregate principal amount
Denominations:	Issue the Notes in denominations of $25.00 and integral multiples of $25.000 in excess thereof
Principal at Time of Payment:	100% of the aggregate principal amount; the principal amount of each Note will be payable on its stated maturity date.
Type of Note:	Fixed rate note
Coupon Rate:	9.50% per annum
Day Count:	30/360
Original Issue Date:	December 22, 2020
Stated Maturity Date:	July 31, 2025
Date Interest Starts Accruing:	January 1, 2021

Interest Payment Date:	Every March 30, June 30, September 30 and December 30, beginning March 30, 2021. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.
Interest Periods:	The initial interest period will be the period from and including January 1, 2021, to, but excluding March 30, 2021, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.
Regular Record Dates for Interest:	March 15, June 15, September 15 and December 15, beginning March 15, 2021
Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at Issuer’s option on or after July 31, 2022 upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable thereon for the then-current quarterly interest period accrued to the date fixed for redemption.
Repayment at Option of Holders:	Holders will not have the option to have the Notes repaid prior to the stated maturity date.
Listing:	Issuer intends to list the Notes on the Nasdaq Global Market, within 30 days of the original issue date under the trading symbol "CSSEN."
CUSIP / ISIN:	16842Q 308/ US16842Q3083
Sole Book-Running Manager:	Ladenburg Thalmann & Co. Inc.

Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Ladenburg Thalmann & Co. Inc. toll-free at (800)-573-2541.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.